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                                                                  EXHIBIT 3.1(c)

                       AMENDED ARTICLES OF INCORPORATION
                                      OF
                 COAXIAL COMMUNICATIONS OF CENTRAL OHIO, INC.



        FIRST: The name of the corporation is Coaxial Communications of Central Ohio, Inc.

        SECOND: The place in Ohio where the principal office of the corporation is to be located is in the City of Columbus, County of Franklin.

        THIRD:  The purposes for which the corporation is formed are:

        1. to acquire, own, hold, and dispose of membership interests in Insight Communications of Central Ohio, LLC, a Delaware limited liability company, or any successor-in-interest thereto, or any assets or property acquired in exchange for any such membership interests, and to exercise all rights incident to such membership interests or other property or assets, and

        2. to engage in the business of developing, owning, designing, constructing, maintaining, operating, managing, and selling those cable television systems and other properties and assets owned or held by the corporation prior to the filing of these amended articles of incorporation, and

        3. to do all lawful acts and things necessary, appropriate, proper, advisable, incidental to, or convenient for the furtherance and accomplishment of the foregoing purpose, including incurring and maintaining those debt obligations originally incurred by the corporation under that certain Credit Agreement, dated November 15, 1994, among the corporation, certain other parties, and the lenders named therein, as amended, as such debt obligations may hereafter be amended, modified, restructured, extended, renewed, or consolidated, any obligations incurred in refinancing or replacement of or substitution for any such debt obligations, and performing its obligations and enforcing its rights under any agreement or other instrument, including any note or indenture, evidencing all or any part of such debt obligations or pursuant to which all or any part of such debt obligations exist or are outstanding.

        FOURTH: The authorized number of shares of the corporation shall be 2,000, all of which shall be common shares, each with a par value of $1.00 per share.

        FIFTH: Certain aspects of the internal affairs of the corporation and the relations of the shareholders of the corporation among themselves shall be regulated by a "close corporation agreement" entered into pursuant to Section 1701.591 of the Ohio General Corporation Law, until such time, if any, as such "close corporation agreement" is terminated in accordance with its terms or the Ohio General Corporation Law.
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        SIXTH:  In accordance with Section 1701.72 of the Ohio General
Corporation Law, these amended articles of incorporation supersede the articles of incorporation of the corporation as in effect prior to the filing of these amended articles of incorporation.

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